UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

(  )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to ____________

Commission file number: 000-16421

Employees’ Retirement Savings Plan of Provident Bank
(Title of Plan)

Provident Bankshares Corporation
(Name of Issuer)

114 East Lexington Street
Baltimore, Maryland 21202
(Address of Plan and of Principal Executive Office of Issuer)

REQUIRED INFORMATION

Financial Statements

The Employees’ Retirement Savings Plan of Provident Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following Plan financial statements and schedules are attached hereto immediately after the Signatures to this report:

1.     Report of Independent Registered Public Accounting Firm

2.     Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

3.     Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2006 and 2005

4.     Notes to Financial Statements

5.     Supplemental Schedule of Assets (Held at End of Year) - December 31, 2006

Exhibits

The following exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof:

23.1     Consent of KPMG LLP (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Employees’ Retirement Savings Plan of Provident Bank

Date: June 26, 2007	By:	/s/ Lisa Punt
Lisa Punt, Managing Director, Human
Resources, for the Retirement Benefits
Committee, Plan Administrator

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND FINANCIAL STATEMENTS

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Financial Statements

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

EMPLOYEES’ RETIREMENT SAVINGS PLAN

OF PROVIDENT BANK

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements:

Statements of Net Assets Available for Benefits	F-4

Statements of Changes in Net Assets Available for Benefits	F-5

Notes to Financial Statements	F-6

Supplemental Schedule:

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December31, 2006	F-12

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees’ Retirement Savings Plan of Provident Bank:

We have audited the accompanying statements of net assets available for benefits of the Employees’ Retirement Savings Plan of Provident Bank (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Baltimore, Maryland
June 22, 2007

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Investments, at fair value (note 3)	$92,341,014	82,630,221
Receivables:
Participant contributions	141,902	158,649
Employer contributions	252,192	657,999
Due from broker for securities sold	234,387	—
Accrued investment income	5,228	4,833
Total receivables	633,709	821,481
Net assets available for benefits at fair value	92,974,723	83,451,702
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts (note 2)	156,040	176,226
Net assets available for benefits	$93,130,763	83,627,928

See accompanying notes to financial statements.

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$2,887,181	1,526,744
Net appreciation (depreciation) in fair value of investments
(note 3)	4,815,609	(368,212)
	7,702,790	1,158,532
Contributions:
Participants	5,755,182	4,402,490
Employer	2,584,220	2,565,244
	8,339,402	6,967,734
Total additions	16,042,192	8,126,266
Deductions:
Benefits paid to participants	6,522,482	4,323,611
Administrative expenses	16,875	13,511
Total deductions	6,539,357	4,337,122
Net increase in net assets available for benefits	9,502,835	3,789,144
Net assets available for benefits:
Beginning of year	83,627,928	79,838,784
End of year	$93,130,763	83,627,928

See accompanying notes to financial statements.

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Employees’ Retirement Savings Plan of Provident Bank (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Provident Bank (the Company) and covering all full-time and certain part-time employees of the Company after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective March 28, 2005, the prototype plan document sponsored by the Fidelity Management & Research Company (Fidelity) was amended to reduce the automatic cash-out threshold from $5,000 to $1,000. This amendment was intended as good faith compliance with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001.

(b)	Contributions

Each year, participants may contribute up to 50% of eligible annual compensation, as defined in the Plan, subject to the limits established by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catchup contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company contributes a matching amount equal to 100% of the employee’s contributions up to the first 3% of the employee’s compensation and 50% of the employee’s contributions on the next 3% of the employee’s compensation. The Company’s contributions are allocated in the same manner as the participant’s contributions.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the matching Company contribution and an allocation of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions plus earnings thereon become vested at the time the contributions are made to the Plan.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-10 years. Principal and interest is paid ratably through monthly payroll deductions.

(f)	Payment of Benefits

Upon termination of service due to death, retirement, disability or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. Certain participants may elect a lump-sum payment in cash or Company stock.

(g)	Forfeited Accounts

In accordance with the terms of the Plan, any forfeitures of Company contributions will be used to reduce future Company contributions. In 2006 and 2005, Company contributions were reduced by $13,115 and $116,755, respectively, from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are based on quoted market information. Shares of common stock of the Company are valued at the last sale price on the principal exchange on which they are traded. The Plan’s investment in the common/collective trust is carried at fair value using the value of the underlying securities and is adjusted from fair value to contract value because the investment in the common/collective trust is a fully benefit-responsive investment contract. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the period in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses

The Company pays all of the Plan’s administrative expenses except for the loan administration expenses, which are deducted directly from the individual participants’ accounts.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Benefits

Benefits are recorded when paid.

(f)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the statement of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investments contracts. The FSP was applied retroactively to the prior period presented on the statement of net assets available for benefits as of December 31, 2005.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

The following table presents the fair values of investments at December 31, 2006 and 2005. Those investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and/or 2005 are indicated by an “*”:

	2006	2005
Money market fund	$1,011,915	1,369,549
Common stock:
Provident Bankshares Corporation Stock*	29,430,306	31,456,856
Common/collective trust:
Fidelity Advisor Stable Value Portfolio*	15,443,911	12,984,344
Mutual funds:
Fidelity Advisor Balanced Fund*	5,771,873	4,788,052
Fidelity Advisor Dividend Growth Fund*	9,787,583	8,170,877
Fidelity Advisor Small Cap Fund*	5,125,221	1,816,485
Legg Mason Value Trust, Inc.*	8,749,229	7,655,127
Other	15,602,546	12,940,671
Participant loans	1,418,430	1,448,260
	$92,341,014	82,630,221

The contract value of the common/collective trust was $15,599,951 and $13,160,570 at December 31, 2006 and 2005, respectively.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common stock of Provident Bankshares	$2,938,640	(1,011,371)
Mutual funds	1,876,969	643,159
	$4,815,609	(368,212)

(4)	Transactions with Parties-in-Interest

During the years ended December 31, 2006 and 2005, the Plan invested in a common/collective trust fund and several mutual funds managed by Fidelity Management Trust Company (FMTC). FMTC is the trustee and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company for services provided by FMTC totaled $5,607 for the year ended December 31, 2005. There were no fees paid to FMTC in 2006.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements

December 31, 2006 and 2005

The Plan also invests in shares of Provident Bankshares Corporation Stock.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, resulting in 100% vesting of the interests of all participants.

(6)	Tax Status

The Plan has adopted a nonstandardized prototype plan sponsored by Fidelity. A favorable opinion letter issued by the Internal Revenue Service and dated October 9, 2003 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements

December 31, 2006 and 2005

(8)	Reconciliation to Form 5500

In 2006 and 2005, deemed distributions were excluded from participant loans receivable in the Form 5500 but included in the accompanying financial statements. The following is a reconciliation of participant loans receivable, investment income and benefits paid to participants:

	2006	2005
Participant loans receivable per financial statements	$1,418,430	1,448,260
Deemed distributions of participant loans	(33,677)	(30,846)
Participant loans receivable per Form 5500	$1,384,753	1,417,414
Investment income per financial statements	$7,702,790	1,158,532
Interest on deemed distributions of participant loans	(2,233)	(2,074)
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(156,040)	—
Investment income per Form 5500	$7,544,517	1,156,458
Benefits paid to participants per financial statements	$6,522,482	4,323,611
Deemed distributions of participant loans	599	—
Benefit payments and certain deemed distributions of
participant loans per Form 5500	$6,523,081	4,323,611

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date,	(d) Current
(a)	lessor or similar party	number of shares or units, rate of interest	value
	Money market fund:
*	Fidelity Investments	Fidelity Institutional Fund	$1,011,915
	Common stock:
*	Provident Bankshares Corporation	Common stock; 826,694 shares	29,430,306
	Common/collective trust:
*	Fidelity Investments	Fidelity Advisor Stable Value Portfolio; 15,599,951 units	15,443,911
	Mutual funds:
	AIM Investments	AIM Basic Value Fund; 68,466 shares	2,505,861
	Columbia Funds	Columbia Marsico Growth Fund; 200,026 shares	4,020,517
*	Fidelity Investments	Fidelity Advisor Balanced Fund; 352,158 shares	5,771,873
*	Fidelity Investments	Fidelity Advisor Dividend Growth Fund; 727,161 shares	9,787,583
*	Fidelity Investments	Fidelity Advisor Diversified International Fund; 136,024 shares	3,098,629
*	Fidelity Investments	Fidelity Advisor Freedom 2005; 1,349 shares	15,652
*	Fidelity Investments	Fidelity Advisor Freedom 2010; 8,489 shares	102,298
*	Fidelity Investments	Fidelity Advisor Freedom 2015; 15,449 shares	187,856
*	Fidelity Investments	Fidelity Advisor Freedom 2020; 34,121 shares	450,733
*	Fidelity Investments	Fidelity Advisor Freedom 2025; 3,695 shares	47,076
*	Fidelity Investments	Fidelity Advisor Freedom 2030; 19,583 shares	273,578
*	Fidelity Investments	Fidelity Advisor Freedom 2035; 1,395 shares	18,357
*	Fidelity Investments	Fidelity Advisor Freedom 2040; 3,598 shares	51,700
*	Fidelity Investments	Fidelity Advisor Freedom 2045; 1,237 shares	13,358
*	Fidelity Investments	Fidelity Advisor Freedom 2050; 1,352 shares	14,588
*	Fidelity Investments	Fidelity Advisor Freedom Inc; 79 shares	835
*	Fidelity Investments	Fidelity Advisor Intermediate Bond Fund; 222,650 shares	2,409,069
*	Fidelity Investments	Fidelity Advisor Small Cap Fund; 225,980 shares	5,125,221
*	Fidelity Investments	Fidelity Advisor Value Strategies Fund; 80,962 shares	2,392,439
*	Legg Mason, Inc.	Legg Mason Value Trust, Inc.; 120,314 shares	8,749,229
			45,036,452
	Participant loans:
*	Participant loans	Interest rates ranging from 4% to 10.5%	1,418,430
			$92,341,014
*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of KPMG LLP (filed herewith)